UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )*

                            MAGNA ENTERTAINMENT CORP.
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                                (Name of Issuer)

                              Common Stock, Class A
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                         (Title of Class of Securities)

                                    559211107
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                                 (CUSIP Number)

                                  July 25, 2002
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

        |_| Rule 13d-1(b)
        |X| Rule 13d-1(c)
        |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 559211107
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(1)  Names of Reporting  Persons.  I.R.S.  Identification  Nos. Of Above Persons
     (entities only): David A. Rocker
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(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)                     (b)
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned by     (5) Sole Voting Power:     2,346,300*
  Each Reporting Person With:              (6) Shared Voting Power:           0
                                           (7) Sole Dispositive Power:2,346,300*
                                           (8) Shared Dispositive Power:      0
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(9)  Aggregate Amount Beneficially Owned by Each Reporting Person:  2,346,300*
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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions): N/A
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(11) Percent of Class Represented by Amount in Row (9): 5.03%*
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(12) Type of Reporting Person (See Instructions):  IN
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* Amount  includes:  (i) 1,573,600 shares of Magna  Entertainment  Corp. Class A common stock (the "Common Stock"), owned by Rocker Partners, L.P., a New York limited partnership; (ii) 662,900 shares of Common Stock owned by Compass Holdings, Ltd., a corporation organized under the International Business Companies Ordinance of the British Virgin Islands; and (iii) 109,800 shares of Common Stock owned by Helmsman Holdings, Ltd., a corporation organized under the International Business Companies Ordinance of the British Virgin Islands. David
A. Rocker has sole voting and dispositive power over the aggregate amount of 2,346,300 shares of Common Stock by virtue of his respective positions as the sole managing partner of Rocker Partners, L.P. and as the president of Rocker Offshore Management Company, Inc., the investment advisor to Compass Holdings, Ltd. and Helmsman Holdings, Ltd.
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

Item 1(a).  Name Of Issuer:  Magna Entertainment Corp.
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Item 1(b).  Address of Issuer's Principal Executive Offices:   337  Magna Drive,
Aurora, Ontario, Canada L4G 7K1
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Item 2(a).  Name of Person Filing:  David A. Rocker
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Item 2(b).  Address  of  Principal   Business  Office  or,  if None,  Residence:
c/o Rocker Partners, L.P., Suite 1759, 45 Rockefeller Plaza, New York, New York 10111
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Item 2(c).  Citizenship:  United States
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Item 2(d).  Title of Class of Securities: Common Stock, Class A
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Item 2(e).  CUSIP No.:  559211107
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Item  3. If  This  Statement  Is  Filed  Pursuant  to  Section  240.13d-1(b)  or
240.13d-2(b) or (c), check whether the Person Filing is a:

     (a)  |_| Broker or dealer registered under Section 15 of the Act (15 U.S.C.
              78o);

     (b)  |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

     (c) |_| Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

     (d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

     (e)  |_| An   investment    adviser    in    accordance     with    Section
              240.13d-1(b)(1)(ii)(E);

     (f)  |_| An  employee   benefit  plan   or  endowment  fund  in  accordance
              with Section 240.13d- 1(b)(1)(ii)(F);

     (g)  |_| A  parent  holding   company   or  control  person  in  accordance
              with Section 240.13d- 1(b)(1)(ii)(G);

     (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i)  |_| A  church   plan  that  is  excluded  from  the  definition  of an
              investment  company  under  Section 3(c)(14)  of  the   Investment
              Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  |_| Group, in accordance withss.240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

     (a)  Amount Beneficially Owned (as of July 25, 2002): 2,346,300

     (b)  Percent of Class (as of July 25, 2002): 5.03%

     (c)  Number of Shares as to which such person has:

          (i)  sole power to vote or to direct the vote 2,346,300

          (ii) shared power to vote or to direct the vote 0

          (iii) sole power to dispose or to direct the disposition of 2,346,300

          (iv) shared power to dispose or to direct the disposition of 0


Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.  N/A


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. N/A


Item 8.  Identification and Classification of Members of the Group.  N/A


Item 9.  Notice of Dissolution of Group.  N/A

Item 10.  Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                     July 30, 2002
                                                     -------------
                                                     (Date)


                                                     /s/David A. Rocker
                                                     David A. Rocker




      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)